UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 10, 2023

THE J. M. SMUCKER COMPANY

(Exact name of registrant as specified in its charter)

Ohio	001-05111	34-0538550
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

One Strawberry Lane
Orrville, Ohio	44667-0280
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (330) 682-3000

Not Applicable

(Former name, former address and former fiscal year, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common shares, no par value	SJM	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 ((§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On September 11, 2023, The J. M. Smucker Company (the “Company”) issued a press release announcing entry into an Agreement and Plan of Merger, dated as of September 10, 2023, by and among the Company, Hostess Brands, Inc., a Delaware corporation (“Hostess Brands”), and SSF Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (the “Merger Agreement”). A copy of the press release is attached as Exhibit 99.1 to this report and incorporated herein by reference. On September 11, 2023, in connection with announcement of the Merger Agreement, the Company will hold a conference call available to investors and the public. A presentation (the “Investor Presentation”) for reference during such call is furnished as Exhibit 99.2 hereto and is incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit

99.1	Press Release issued by The J. M. Smucker Company, dated September 11, 2023

99.2	Investor Presentation

104	The cover page of this Current Report on Form 8-K, formatted in Inline XBRL.

Forward Looking Statements

This Current Report on Form 8-K includes certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties relating to future events and the future performance of the Company and Hostess Brands, including regarding the Company’s proposed acquisition of Hostess Brands, the prospective benefits of the proposed acquisition, the potential consideration amount and the terms and the anticipated occurrence, manner and timing of the proposed exchange offer and the closing of the proposed acquisition. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” “strive” and similar phrases. Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this Current Report on Form 8-K, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the exchange offer and merger between the Company, SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Hostess Brands (the “Transaction”); uncertainties as to how many of Hostess Brands’ stockholders will tender their stock in the exchange offer; the possibility that competing offers will be made; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the possibility that the Transaction does not close; risks related to the Company’s ability to realize the anticipated benefits of the Transaction, including the possibility that the expected benefits will not be realized or will not be realized within the expected time period; the effect of the announcement or pendency of the Transaction on the Company’s ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from the Company’s ongoing business operations; negative effects of this announcement or the consummation of the Transaction on the market price of the Company’s or Hostess Brands’ common stock and/or operating results; transaction costs associated with the Transaction; disruptions or inefficiencies in the Company’s operations or supply chain, including any impact caused by product recalls (including the Jif® peanut butter product recall); political instability, terrorism, armed hostilities (including the ongoing conflict between Russia and Ukraine); extreme weather conditions; natural disasters; pandemics (including the novel coronavirus); work stoppages or labor shortages, or other calamities; risks related to the availability, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging, and transportation; the impact of food security concerns involving either the Company’s products or its competitors’ products, including changes in consumer preference, consumer litigation, actions by the U.S. Food and Drug Administration or other agencies, and product recalls; risks associated with derivative and purchasing strategies the Company employs to manage commodity pricing and interest rate risks; the availability of reliable transportation on acceptable terms; the ability to achieve cost savings related to restructuring and cost management programs in the amounts and within the time frames currently anticipated; the ability to generate sufficient cash flow to continue operating under the Company’s capital deployment model, including capital expenditures, debt repayment, dividend payments, and share repurchases; the ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period; the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses, including product innovation; general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; the Company’s ability to attract and retain key talent; the concentration of certain of the Company’s businesses with key customers and suppliers, including single-source suppliers of certain key raw materials and finished goods, and the Company’s ability to manage and maintain key relationships; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in the useful lives of other intangible assets or other long-lived assets; the impact of new or changes to existing governmental laws and regulations and their application; the outcome of tax examinations, changes in tax laws, and other tax matters; a disruption, failure, or security breach of the Company or their suppliers’ information technology systems, including, but not limited to, ransomware attacks; and foreign currency exchange rate and interest rate fluctuations.

A more complete description of these and other material risks can be found under “Risk Factors” in reports and statements filed by the Company and Hostess Brands respectively with the U.S. Securities and Exchange Commission (the “SEC”), including each of the Company’s and Hostess Brands’ most recent Annual Reports on Form 10-K, as well as the Form S-4 and related exchange offer documents to be filed by the Company and its acquisition subsidiary, SSF Holdings, Inc. and the Schedule 14D-9 to be filed by Hostess Brands. The Company does not undertake any obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances.

Additional Information and Where to Find It

The exchange offer referenced in this Current Report on Form 8-K has not yet commenced. This Current Report on Form 8-K is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands, the Company, or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This Current Report on Form 8-K does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that the Company intends to file with the SEC. At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either the Company or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.jmsmucker.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, the Company and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

THE J. M. SMUCKER COMPANY
Date: September 11, 2023

	By:	/s/ Jeannette L. Knudsen
Name: Jeannette L. Knudsen
Title: Chief Legal Officer and Secretary

Exhibit 99.1

The J. M. Smucker Co. to Acquire Hostess Brands to Accelerate Focus on Convenient Consumer Occasions

•	Expands the Company’s family of beloved brands in attractive categories with the addition of iconic snacking brands.

•	Furthers the Company’s ability to delight consumers with convenient food options across more snacking and meal occasions.

•	Enhances the Company’s net sales growth, operating margin and earnings growth.

•	Expected to be accretive to adjusted earnings per share in the first fiscal year.

•	The Company will discuss the transaction during a conference call today at 9:00 a.m. Eastern Time.

ORRVILLE, Ohio, Monday, September 11, 2023 — The J. M. Smucker Co. (NYSE: SJM) (“Company”) announced today the signing of a definitive agreement to acquire Hostess Brands, Inc. (NASDAQ: TWNK) (“Hostess Brands”) for $34.25 per share in a cash and stock transaction, representing a total enterprise value of approximately $5.6 billion, which includes approximately $900 million of net debt. This represents an adjusted EBITDA multiple of approximately 17.2x based on the Company’s estimate of Hostess Brands full year 2023 results, and an approximate 13.2x multiple when including anticipated run rate synergies of $100 million. The acquisition expands the Company’s offering of beloved brands in growing categories and accelerates its focus on convenient consumer occasions.

The transaction includes the Hostess Brands sweet baked goods brands (Hostess® Donettes®, Twinkies®, CupCakes, DingDongs®, Zingers®, CoffeeCakes, HoHos®, Mini Muffins and Fruit Pies) and the Voortman® cookie brand, along with manufacturing facilities in Emporia, Kansas; Burlington, Ontario; Chicago, Illinois; Columbus, Georgia; Indianapolis, Indiana and Arkadelphia, Arkansas (which is currently under construction) and a distribution facility in Edgerton, Kansas. Additionally, approximately 3,000 employees will join the Company in conjunction with the transaction.

Compelling Strategic Rationale

Benefits of the transaction include the following:

•

Expanding Family of Brands Consumers Love: The acquisition adds Hostess Brands iconic snacks and innovation in the sweet baked goods category to the Company’s current offering of beloved brands in the attractive categories of coffee, peanut butter, frozen handheld, fruit spreads, dog snacks and cat food categories.

•

Accelerating the Company’s Convenient Occasion Strategy: The acquisition positions the Company to deliver on consumer needs across occasions with greater convenience and selection. Further, the Company and Hostess Brands complementary capabilities will drive further growth and innovation.

•

Strengthening the Company’s Financial Profile: Hostess Brands offers a strong financial profile with a combination of scale and profitability that increases the Company’s confidence in delivering on its long-term growth goals and increasing shareholder value.

Executive Comments

“We are excited to announce the acquisition of Hostess Brands, which represents a compelling expansion of our family of brands and a unique opportunity to accelerate our focus on delighting consumers with convenient solutions across different meal and snacking occasions,” said Mark Smucker, Chair of the Board, President and Chief Executive Officer.

“With this acquisition, we are adding an iconic sweet snacking platform; enhancing our ability to deliver brands consumers love and convenient solutions they desire; and leveraging the attributes Hostess Brands offers, including its strong convenience store distribution and leading innovation pipeline, combined with our strong commercial organization and consistent retail execution across channels to drive continued growth. Our organization is well positioned to deliver on the great potential our expanded family of brands offers, as has been reflected by our history of growth through acquisition and the successful integration of new categories to our business. We look forward to this exciting new chapter for The J.M. Smucker Co.”

Andy Callahan, President and Chief Executive Officer of Hostess Brands commented, “I am extremely proud of the entire Hostess Brands team for the legacy they created in building a premier snacking company and driving industry leading returns for our investors. Today represents another exciting chapter for Hostess Brands as we combine our iconic snacking brands with The J.M. Smucker Co.’s family of beloved brands. We believe this is the right partnership to accelerate growth and create meaningful value for consumers, customers and shareholders. Our companies share highly complementary go-to market strategies, and we are very similar in our core business principles and operations. Above all else, Hostess Brands and The J.M. Smucker Co. share a deep commitment to inspiring moments of joy and satisfaction through our products, and we look forward to continuing to do so as part of The J.M. Smucker Co. family.”

Financial Highlights

The acquisition strengthens the Company’s financial profile and provides shareholders significant value by accelerating growth in convenient consumer occasions. Financial highlights of the transaction include:

•	Net sales contribution of approximately $1.5 billion, with an estimated mid-single digit percentage annual growth rate.

•	Annual run-rate cost synergies of approximately $100 million achieved within the first two years of ownership.

•	Adjusted earnings per share expected to be accretive in the first fiscal year.

•	Strong cash flow of combined business enables rapid deleveraging, while continuing to reinvest in the business.

Transaction Details

The Company, through its wholly owned subsidiary SSF Holdings, Inc., will commence an exchange offer to acquire all outstanding shares of Hostess at a price of $34.25 per share of Hostess common stock, consisting of $30.00 of cash and .03002 of a share of the Company’s common stock (having a value of $4.25 based on the closing price of the Company’s common stock on Friday, September 8, 2023) to be exchanged for each Hostess share. The closing of the exchange offer will be subject to certain conditions, including the tender of at least a majority of the outstanding shares of Hostess common stock and other customary closing conditions, including receipt of required regulatory approvals. Upon the successful completion of the exchange offer, the Company will acquire all of the remaining shares of Hostess common stock that were not tendered in the exchange offer through a second-step merger for the same consideration per share as paid in the exchange offer.

The cash portion of the transaction is expected to be funded through a combination of cash on hand, a bank term loan and long-term public bonds. The transaction is not subject to a financing condition. The Company has secured $5.2 billion in a fully committed bridge financing from Bank of America, N.A. and RBC Capital Markets LLC. Pro forma total net debt estimated at the closing date will be approximately $8.6 billion and the pro forma total net debt-to-EBITDA ratio is expected to be approximately 4.4x. The Company intends to maintain its balanced capital deployment model, along with an investment grade debt rating.

The transaction is anticipated to close in the third quarter of the Company’s current fiscal year ending April 30, 2024. The transaction has been unanimously approved by the boards of directors of both The J.M. Smucker Co. and Hostess Brands, Inc.

RBC Capital Markets LLC is serving as lead financial advisor to the Company in connection with the transaction. BofA Securities is also serving as financial advisor to the Company. Wachtell, Lipton, Rosen & Katz is serving as the Company’s legal advisor.

Conference Call

The Company will host a conference call and webcast with Mark Smucker, Chair of the Board, President and Chief Executive Officer, and Tucker Marshall, Chief Financial Officer, today at 9:00 a.m. Eastern Time. Analysts and investors can participate in the conference call by dialing (877) 407-2991 or if calling from outside the U.S. +1 (201) 389-0925. No access code is required.

A listen-only live webcast of the conference call, as well as a replay, can be accessed at investors.jmsmucker.com.

About The J.M. Smucker Co.

At The J.M. Smucker Co., it is our privilege to make food people and pets love by offering a diverse family of brands available across North America. We are proud to deliver on consumers’ needs in the coffee, consumer foods, dog snacks and cat food categories by offering brands consumers trust for themselves and their families each day including Folgers®, Dunkin’®, Café Bustelo®, Jif®, Smucker’s® Uncrustables®, Smucker’s®, Milk-Bone® and Meow Mix®. Through our unwavering commitment to producing quality products, operating responsibly and ethically and delivering on our Purpose, we will continue to grow our business while making a positive impact on society. For more information, please visit jmsmucker.com.

The J.M. Smucker Co. is the owner of all trademarks referenced herein, except for Dunkin’®, which is a trademark of DD IP Holder LLC. The Dunkin’® brand is licensed to The J.M. Smucker Co. for packaged coffee products sold in retail channels such as grocery stores, mass merchandisers, club stores, e-commerce and drug stores. This information does not pertain to products for sale in Dunkin’® restaurants.

For Further Information:

The J.M. Smucker Co.: (330) 682-3000

Investors: Aaron Broholm, Vice President, Investor Relations

Media: Abbey Linville, Vice President, Corporate Communications

Forward Looking Statements

This press release includes certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties relating to future events and the future performance of the Company and Hostess Brands, including regarding the Company’s proposed acquisition of Hostess Brands, the prospective benefits of the proposed acquisition, the potential consideration amount and the terms and the anticipated occurrence, manner and timing of the proposed exchange offer and the closing of the proposed acquisition. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” “strive” and similar phrases. Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this press release, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the exchange offer and merger between the Company, SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Hostess Brands (the “Transaction”); uncertainties as to how many of Hostess Brands stockholders will tender their stock in the exchange offer; the possibility that competing offers will be made; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the possibility that the Transaction does not close; risks related to the Company’s ability to realize the anticipated benefits of the Transaction, including the possibility that the expected benefits will not be realized or will not be realized within the expected time period; the effect of the announcement or pendency of the Transaction on the Company’s ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from the Company’s ongoing business operations; negative effects of this announcement or the consummation of the Transaction on the market price of the Company’s or Hostess Brands common stock and/or operating results; transaction costs associated with the Transaction disruptions or inefficiencies in the Company’s operations or supply chain, including any impact caused by product recalls (including the Jif® peanut butter product recall); political instability, terrorism, armed hostilities (including the ongoing conflict between Russia and Ukraine); extreme weather conditions; natural disasters; pandemics (including the novel coronavirus); work stoppages or labor shortages, or other calamities; risks related to the availability, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging, and transportation; the impact of food security concerns involving either the Company’s products or its competitors’ products, including changes in consumer preference, consumer litigation, actions by the U.S. Food and Drug Administration or other agencies, and product recalls; risks associated with derivative and purchasing strategies the Company employs to manage commodity pricing and interest rate risks; the availability of reliable transportation on acceptable terms; the ability to achieve cost savings related to restructuring and cost management programs in the amounts and within the time frames currently anticipated; the ability to generate sufficient cash flow to continue operating under the Company’s capital deployment model, including capital expenditures, debt repayment, dividend payments, and share repurchases; the ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period; the success and cost of marketing and sales programs and strategies intended to promote growth in the Company’s businesses, including product innovation; general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; the Company’s ability to attract and retain key talent; the concentration of certain of the Company’s businesses with key customers and suppliers, including single-source suppliers of certain key raw materials and finished goods, and the Company’s ability to manage and maintain key relationships; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in the useful lives of other intangible assets or other long-lived assets; the impact of new or changes to existing governmental laws and regulations and their application; the outcome of tax examinations, changes in tax laws, and other tax matters; a disruption, failure, or security breach of the Company or their suppliers’ information technology systems, including, but not limited to, ransomware attacks; and foreign currency exchange rate and interest rate fluctuations.

A more complete description of these and other material risks can be found under “Risk Factors” in reports and statements filed by the Company and Hostess Brands respectively with the U.S. Securities and Exchange Commission (the “SEC”), including each of the Company’s and Hostess Brands most recent Annual Reports on Form 10-K, as well as the Form S-4 and related exchange offer documents to be filed by the Company and its acquisition subsidiary, SSF Holdings, Inc. and the Schedule 14D-9 to be filed by Hostess Brands. The Company does not undertake any obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances.

Non-GAAP Financial Measures

The Company uses non-GAAP financial measures, including: net sales excluding divestitures and foreign currency exchange; adjusted gross profit; adjusted operating income; adjusted income; adjusted earnings per share; earnings before interest, taxes, depreciation, amortization, impairment charges related to intangible assets, and gains and losses on divestitures (“EBITDA (as adjusted)”); and free cash flow, as key measures for purposes of evaluating performance internally. The Company believes that investors’ understanding of its performance is enhanced by disclosing these performance measures. Furthermore, these non-GAAP financial measures are used by management in preparation of the annual budget and for the monthly analyses of its operating results. The Board of Directors also utilizes certain non-GAAP financial measures as components for measuring performance for incentive compensation purposes.

Non-GAAP financial measures exclude certain items affecting comparability that can significantly affect the year-over-year assessment of operating results, which include amortization expense and impairment charges related to intangible assets; certain divestiture, acquisition, integration, and restructuring costs (“special project costs”); gains and losses on divestitures; the net change in cumulative unallocated gains and losses on commodity and foreign currency exchange derivative activities (“change in net cumulative unallocated derivative gains and losses”); and other infrequently occurring items that do not directly reflect ongoing operating results. Income taxes, as adjusted is calculated using an adjusted effective income tax rate that is applied to adjusted income before income taxes and reflects the exclusion of the previously discussed items, as well as any adjustments for one-time tax-related activities, when they occur. While this adjusted effective income tax rate does not generally differ materially from the GAAP effective income tax rate, certain exclusions from non-GAAP financial measures can significantly impact the adjusted effective income tax rate.

These non-GAAP financial measures are not intended to replace the presentation of financial results in accordance with U.S. GAAP. Rather, the presentation of these non-GAAP financial measures supplements other metrics used by management to internally evaluate its businesses and facilitate the comparison of past and present operations and liquidity. These non-GAAP financial measures may not be comparable to similar measures used by other companies and may exclude certain nondiscretionary expenses and cash payments.

Additional Information and Where to Find It

The exchange offer referenced in this press release has not yet commenced. This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands, the Company, or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC.    This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that the Company intends to file with the SEC. At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting either the Company or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.jmsmucker.com.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, the Company and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at http://www.sec.gov.

Exhibit 99.2 ACQUISITION OF HOSTESS BRANDS September 11, 2023 1

FORWARD-LOOKING STATEMENTS This presentation contains forward-looking statements, such as projected net sales, operating results, earnings, and cash flows, that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from any future results, performance, or achievements expressed or implied by those forward-looking statements. Users should understand that the risks, uncertainties, factors, and assumptions listed and discussed in this presentation could affect the future results of the Company and could cause actual results to differ materially from those expressed in the forward-looking statements. Users are cautioned not to unduly rely on such forward-looking statements, which speak only as of the date made, when evaluating the information presented in this presentation. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect new events or circumstances. 2 2

WHAT MAKES HOSTESS BRANDS SPECIAL ICONIC SIMPLE, LOW- TAILORED INNOVATION COMPLETED ENHANCING BRANDS COST CAPABILITIES TO DRIVING NEW CAPITAL GROWTH AND A MISSION- OPERATING CAPTURE CONSUMER INVESTMENT MARGINS DRIVEN BUSINESS UNIQUE OCCASIONS TO FUEL WITH CLEAR CULTURE MODEL IMPULSE AND GROWTH PATHWAYS TO SWEET EXPANSION DRIVE FUTURE SNACKING GROWTH 3

PORTFOLIO OF ICONIC BRANDS WITH MULTIPLE DRIVERS OF ORGANIC GROWTH ® ICONIC SWEET BAKED VOORTMAN PROLIFIC GOODS BRANDS GROWTH ENGINE INNOVATORS ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ ∙ 19% 90%+ 100% * * YOY GROWTH BRAND AWARENESS SNACKING 4 4 4 *RESULTS ARE FOR TWELVE MONTHS ENDED DECEMBER 31, 2022.

TRANSACTION OVERVIEW ▪ Acquire all outstanding common shares of Hostess Brands for $34.25 per share in cash and stock • $30.00 cash consideration • 0.03002 shares of Smucker common stock* TERMS ▪ Total enterprise value of approximately $5.6B, including net debt ▪ Implied 17.2x adjusted 2023 EBITDA** multiple and 13.2x post-synergies multiple with approximately $100M in annual cost synergies ▪ Expected to finance with cash on hand and new debt FINANCING ▪ Committed to maintaining strong investment grade credit rating ▪ Pending regulatory approvals TIMING ▪ Expected to close in the third quarter of our current fiscal year ending April 30, 2024 5 5 *REPRESENTS A VALUE OF $4.25 BASED ON SMUCKER SHARE PRICE ON SEPTEMBER 8, 2023 OF $141.58. **REPRESENTS CALENDAR YEAR 2023 ESTIMATED EBITDA.

ICONIC SNACKING PLATFORM ACCELERATES FOCUS ACCELERATES CONVENIENT OCCASION STRATEGY ON CONVENIENT COMPLEMENTARY CONSUMER ATTRIBUTES OCCASIONS STRENGTHENS FINANCIAL GROWTH PROFILE 6 6

COMBINATION HIGHLIGHTS COMPLEMENTARY STRENGTHS HOSTESS BRANDS’ UNIQUE SMUCKER LEVERS TO DRIVE ATTRIBUTES CONTINUED GROWTH ✓ ICONIC BRANDS✓ HOME OF BELOVED BRANDS ✓ SNACKING PLATFORM POSITIONED FOR ✓ MARKET ACTIVATION THROUGH MEDIA AND STRONG GROWTH INNOVATIVE MARKETING ✓ SCALED IN IMPULSE-SNACKING OCCASION✓ INSIGHT LED BRAND BUILDING / CATEGORY MANAGEMENT 7 ✓ A LEADER IN SWEET SNACKS ✓ COMPLEMENTARY PRODUCT TECHNOLOGY ✓ INNOVATION TRACK RECORD AND PIPELINE ® WITH UNCRUSTABLES SANDWICHES ✓ STRONG PERIMETER AND C-STORE CHANNEL ✓ CENTER STORE, FROZEN AND MAINSTREAM DISTRIBUTION CHANNEL EXPERTISE 7 7 7 7

ICONIC BRANDS FOCUSED IN SNACKING OCCASIONS BELOVED SNACKING BRANDS LARGE ADDRESSABLE SNACKING OPPORTUNITY ······································ ······································ MORNING SWEET START ✓ $6.7B SWEET SNACKING LUNCHBOX ✓ $7.2B LEADER IN IMPULSE OCCASIONS AFTERNOON REWARD ✓ $15.1B #1 INNOVATOR IN SWEET BAKED GOODS IMMEDIATE ✓ $9.8B CONSUMPTION PURE-PLAY SNACKING AFTERNOON SHARING ✓ $26.1B 100% OF TOTAL SALES 8 8 8 SOURCE: TOTAL NIELSEN UNIVERSE FOR THE COMPANY WITHIN THE SWEET BAKED GOODS CATEGORY, 52 WEEKS ENDING DECEMBER 24, 2022. SOURCE: MCKINSEY ANALYTICS WITH NIELSEN POS DATA THROUGH NOVEMBER 2022.

STRENGTHENS FINANCIAL PROFILE VALUE CREATION POSITIONED ▪ Enhances net sales growth, operating margin and earnings growth TO DELIVER ▪ Expected to be accretive to adjusted earnings per share in the first fiscal year LONG-TERM GROWTH AND SHAREHOLDER SYNERGIES VALUE ▪ Approximately $100M of annual synergies realized over 2 years CAPITAL STRUCTURE ▪ Committed to maintain strong investment grade credit rating ▪ Initial pro forma net leverage ratio of approximately 4.4x ▪ Long-term leverage target of 2.5x – 3.0x 9 9

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FORWARD-LOOKING STATEMENTS This presentation includes certain forward-looking statements within the meaning of federal securities laws that involve risks and uncertainties relating to future events and the future performance of The J. M. Smucker Company (the “Company”) and Hostess Brands, Inc. (“Hostess Brands”), including regarding the Company’s proposed acquisition of Hostess Brands, the prospective benefits of the proposed acquisition, the potential consideration amount and the terms and the anticipated occurrence, manner and timing of the proposed exchange offer and the closing of the proposed acquisition. The forward-looking statements may include statements concerning our current expectations, estimates, assumptions and beliefs concerning future events, conditions, plans and strategies that are not historical fact. Any statement that is not historical in nature is a forward-looking statement and may be identified by the use of words and phrases such as “expect,” “anticipate,” “believe,” “intend,” “will,” “plan,” “strive” and similar phrases. Federal securities laws provide a safe harbor for forward-looking statements to encourage companies to provide prospective information. We are providing this cautionary statement in connection with the safe harbor provisions. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date made, when evaluating the information presented in this presentation, as such statements are by nature subject to risks, uncertainties and other factors, many of which are outside of our control and could cause actual results to differ materially from such statements and from our historical results and experience. These risks and uncertainties include, but are not limited to, the following: uncertainties relating to the timing of the exchange offer and merger between the Company, SSF Holdings, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Hostess Brands (the “Transaction”); uncertainties as to how many of Hostess Brands’ stockholders will tender their stock in the exchange offer; the possibility that competing offers will be made; the possibility that any or all of the conditions to the consummation of the Transaction may not be satisfied or waived, including failure to receive required regulatory approvals; the possibility that the Transaction does not close; risks related to the Company’s ability to realize the anticipated benefits of the Transaction, including the possibility that the expected benefits will not be realized or will not be realized within the expected time period; the effect of the announcement or pendency of the Transaction on the Company’s ability to retain key personnel and to maintain relationships with customers, suppliers and other business partners; risks relating to potential diversion of management attention from the Company’s ongoing business operations; negative effects of this announcement or the consummation of the Transaction on the market price of the Company’s or Hostess Brands’ common stock and/or operating results; transaction costs associated with the Transaction; disruptions or inefficiencies in the Company's operations or supply chain, including any impact caused by product recalls (including the Jif® peanut butter product recall); political instability, terrorism, armed hostilities (including the ongoing conflict between Russia and Ukraine); extreme weather conditions; natural disasters; pandemics (including the novel coronavirus); work stoppages or labor shortages, or other calamities; risks related to the availability, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging, and transportation; the impact of food security concerns involving either the Company's products or its competitors' products, including changes in consumer preference, consumer litigation, actions by the U.S. Food and Drug Administration or other agencies, and product recalls; risks associated with derivative and purchasing strategies the Company employs to manage commodity pricing and interest rate risks; the availability of reliable transportation on acceptable terms; the ability to achieve cost savings related to restructuring and cost management programs in the amounts and within the time frames currently anticipated; the ability to generate sufficient cash flow to continue operating under the Company's capital deployment model, including capital expenditures, debt repayment, dividend payments, and share repurchases; the ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period; the success and cost of marketing and sales programs and strategies intended to promote growth in the Company's businesses, including product innovation; general competitive activity in the market, including competitors' pricing practices and promotional spending levels; the Company's ability to attract and retain key talent; the concentration of certain of the Company's businesses with key customers and suppliers, including single-source suppliers of certain key raw materials and finished goods, and the Company's ability to manage and maintain key relationships; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in the useful lives of other intangible assets or other long-lived assets; the impact of new or changes to existing governmental laws and regulations and their application; the outcome of tax examinations, changes in tax laws, and other tax matters; a disruption, failure, or security breach of the Company or their suppliers’ information technology systems, including, but not limited to, ransomware attacks; and foreign currency exchange rate and interest rate fluctuations. A more complete description of these and other material risks can be found under “Risk Factors” in reports and statements filed by the Company and Hostess Brands respectively with the U.S. Securities and Exchange Commission, including each of the Company’s and Hostess Brands’ most recent Annual Reports on Form 10-K, as well as the Form S-4 and related exchange offer documents to be filed by the Company and its acquisition subsidiary, SSF Holdings, Inc. and the Schedule 14D-9 to be filed by Hostess Brands. The Company does not undertake any obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances. 11

ADDITIONAL INFORMATION AND WHERE TO FIND IT The exchange offer referenced in this presentation has not yet commenced. This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the exchange offer materials that Hostess Brands, the Company, or its acquisition subsidiary, SSF Holdings, Inc., will file with the SEC. This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The solicitation and offer to buy Hostess Brands stock will only be made pursuant to an Offer to Exchange and related exchange offer materials that the Company intends to file with the SEC. At the time the exchange offer is commenced, the Company and its acquisition subsidiary will file a tender offer statement on Schedule TO, the Company will file a registration statement on Form S-4 and thereafter Hostess Brands will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. HOSTESS BRANDS’ STOCKHOLDERS AND OTHER INVESTORS ARE URGED TO READ CAREFULLY THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 BECAUSE THEY WILL EACH CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOSTESS BRANDS SECURITIES AND OTHER INVESTORS SHOULD CONSIDER BEFORE MAKING ANY DECISION WITH RESPECT TO THE EXCHANGE OFFER. The Offer to Exchange, the related Letter of Transmittal, certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, will be made available to all stockholders of Hostess Brands at no expense to them and will also be made available for free at the SEC’s website at https://www.sec.gov. Additional copies may be obtained for free by contacting either the Company or Hostess Brands. Copies of the documents filed with the SEC by Hostess Brands will be available free of charge on Hostess Brands’ website at https://www.hostessbrands.com. Copies of the documents filed with the SEC by the Company will be available free of charge on the Company’s website at https://investors.jmsmucker.com. In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement on Schedule 14D-9, the Company and Hostess Brands each file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public over the Internet at the SEC’s website at https://www.sec.gov. 12

NON-GAAP FINANCIAL MEASURES The Company uses non-GAAP financial measures, including: net sales excluding divestitures and foreign currency exchange; adjusted gross profit; adjusted operating income; adjusted income; adjusted earnings per share; earnings before interest, taxes, depreciation, amortization, impairment charges related to intangible assets, and gains and losses on divestitures ( EBITDA (as adjusted) ); and free cash flow, as key measures for purposes of evaluating performance internally. The Company believes that investors' understanding of its performance is enhanced by disclosing these performance measures. Furthermore, these non-GAAP financial measures are used by management in preparation of the annual budget and for the monthly analyses of its operating results. The Board of Directors also utilizes certain non-GAAP financial measures as components for measuring performance for incentive compensation purposes. Non-GAAP financial measures exclude certain items affecting comparability that can significantly affect the year-over-year assessment of operating results, which include amortization expense and impairment charges related to intangible assets; certain divestiture, acquisition, integration, and restructuring costs ( special project costs ); gains and losses on divestitures; the net change in cumulative unallocated gains and losses on commodity and foreign currency exchange derivative activities ( change in net cumulative unallocated derivative gains and losses ); and other infrequently occurring items that do not directly reflect ongoing operating results. Income taxes, as adjusted is calculated using an adjusted effective income tax rate that is applied to adjusted income before income taxes and reflects the exclusion of the previously discussed items, as well as any adjustments for one-time tax-related activities, when they occur. While this adjusted effective income tax rate does not generally differ materially from the GAAP effective income tax rate, certain exclusions from non-GAAP financial measures can significantly impact the adjusted effective income tax rate. These non-GAAP financial measures are not intended to replace the presentation of financial results in accordance with U.S. GAAP. Rather, the presentation of these non- GAAP financial measures supplements other metrics used by management to internally evaluate its businesses and facilitate the comparison of past and present operations and liquidity. These non-GAAP financial measures may not be comparable to similar measures used by other companies and may exclude certain nondiscretionary expenses and cash payments. A reconciliation of certain non-GAAP financial measures to the comparable GAAP financial measure for the current and prior year periods is included in the Unaudited Non-GAAP Financial Measures tables. The Company has also provided a reconciliation of non-GAAP financial measures for its fiscal year 2024 outlook. 13

ADDITIONAL INFORMATION Aaron Broholm Vice President, Investor Relations ir.team@jmsmucker.com Phone: (330) 682-3000 Investor Relations Website: https://investors.jmsmucker.com/ 14